SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2010

Commission File Number 001-33692

China Digital TV Holding Co., Ltd.
(Translation of registrant’s name into English)

Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                                           Form 40-F___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____                                No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number		Page
99.1	Press release, dated December 30, 2010	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA DIGITAL TV HOLDING CO., LTD.

Date: December 30, 2010	By:	/s/ Jianhua ZHU
	Name:	Jianhua ZHU
	Title:	TitChief Executive Officerle

China Digital TV Announces Annual General Meeting Results

BEIJING, China, December 30, 2010— China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China's expanding digital television market, announced the results of the Company's annual general meeting of shareholders held in Hong Kong today.

At the meeting, shareholders approved the re-election of Mr. Songzuo Xiang as a member of the Board of Directors for a further three-year term, and the election of two new members, Mr. Ching Wah Ng and Mr. Jianyue Pan to the Board of Directors. Also at the meeting, Mr. Gongquan Wang and Dr. Rui Lu resigned from China Digital TV’s Board of Directors as their terms expired.

Mr. Jianhua Zhu, China Digital TV’s Chairman and Chief Executive Officer commented, “I would like to express my gratitude and appreciation to Mr. Gongquan Wang and Dr. Rui Lu for the important contribution they made to the Company during their tenure, and I wish them all the best in their future endeavors. I am pleased to have Mr. Ching Wah Ng and Mr. Jianyue Pan join our Board of Directors. They bring with them decades of management experience in IT and telecom industries and will play an important role in expanding our global vision.”

Mr. Ching Wah Ng has served as director and a member of the executive committee for Advanced Info Service Public Company Limited, a Thailand listed company, since 2008. He has also been a non-executive independent director of Pacific Textiles Holdings Limited since 2007. From 2001 to 2007 Mr. Ng was the Chief Executive Officer of Hong Kong CSL Limited. Prior to CSL, he served as Managing Director of PCCW Mobility Services Limited from 1999 to 2001. From 1996 to 1999 Mr. Ng was the Chief Executive Officer of SmarTone Telecommunications Holdings Limited, a Hong Kong listed company. Mr. Ng is an Honorary Advisor to the Communications Association of Hong Kong. He also served as a council member of the Hong Kong Trade Development Council. Mr. Ng graduated from the Chinese University of Hong Kong in 1975 with a bachelor’s degree in Business and Administration.

Mr. Jianyue Pan serves as the Global Vice President and Asia Pacific President of Synopsys, Inc, a worldwide leading company in electronic design automation (EDA) software and IP for semiconductor design. Since 1995, Mr. Pan has held several different positions at Synopsys including China Chief Representative and Director of China Sales. Prior to Synopsys, Mr. Pan held sales and management roles in Mentor Graphics, a US based company. Prior to that, he held research and development roles in the Chinese Academy of Sciences. Mr. Pan is currently an independent director of Beijing Lanxum Technology Co. Ltd., an A-share listed company in China. Mr. Pan holds a master’s degree and a bachelor’s degree in engineering from Tsinghua University in Beijing, and an Executive MBA degree from China-Europe International Business School (CEIBS).

For more detailed information regarding the shareholder resolution adopted at the Company’s annual general meeting of shareholders, please review the Notice of the Annual General Meeting of shareholders at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.2256
Email: che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com